UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRANSMONTAIGNE PARTNERS LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

89376V100

(CUSIP Number)

Theodore D. Burke

TLP Equity Holdings, LLC

c/o ArcLight Capital Holdings, LLC

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 89376V100

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Daniel R. Revers
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,166,704*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,166,704*

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,166,704*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 100.0%(1)
(14)	Type of Reporting Person (See Instructions) IN

*

Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the Reporting Person may be deemed to beneficially own such securities as manager of the general partner of the limited partnership that is the manager of ArcLight Capital Holdings, LLC, as more fully described below in Item 2. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(1)	Based on 3,166,704 Common Units outstanding as of February 26, 2019.

Schedule 13D/A

CUSIP No. 89376V100

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) TLP Equity Holdings, LLC 81-2046168
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0%(2)
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(2)	Based on 3,166,704 Common Units outstanding as of February 26, 2019.

Schedule 13D/A

CUSIP No. 89376V100

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) TLP Acquisition Holdings, LLC (formerly known as Gulf TLP Holdings, LLC) 36-4853882
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0%(3)
(14)	Type of Reporting Person (See Instructions) IN

(3)	Based on 3,166,704 Common Units outstanding as of February 26, 2019.

Schedule 13D/A

CUSIP No. 89376V100

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) TLP Finance Holdings, LLC 36-4853882
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,166,704
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,166,704

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,166,704
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 100.0%(4)
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(4)	Based on 3,166,704 Common Units outstanding as of February 26, 2019.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) updates the information relating to the current beneficial owners and amends Items 3, 4, and 5 of the Schedule 13D filed by Daniel R. Revers, TLP Equity Holdings, LLC (“TLP Equity”), and TLP Acquisition Holdings, LLC (formerly known as Gulf TLP Holdings, LLC) (“TLP Acquisition”) and TLP Finance Holdings, LLC (“Parent,” and, together with Daniel R. Revers, TLP Equity and TLP Acquisition, the “Reporting Persons”) with the Securities and Exchange Commission on April 11, 2016 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on July 10, 2018, as further amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on November 26, 2018 (the “Statement”). All references in the Original 13D to Gulf TLP Holdings, LLC shall now be deemed references to TLP Acquisition Holdings, LLC (“TLP Holdings”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

On February 26, 2019, the registrant, TransMontaigne Partners L.P., a Delaware limited partnership, converted into a Delaware limited liability company named “TransMontaigne Partners LLC” (the “TLP Conversion”). References herein to the “Partnership” refer to TransMontaigne Partners L.P. prior to the TLP Conversion and TransMontaigne Partners LLC following the TLP Conversion. Immediately following the TLP Conversion, on February 26, 2019, the general partner of the registrant, TransMontaigne GP L.L.C., merged with and into TransMontaigne Partners LLC with TransMontaigne Partners LLC surviving (the “GP Merger”).

Immediately prior to the GP Merger, TLP Equity and TLP Acquisition, directly or indirectly, contributed 100% of their Common Units to Parent (the “Contribution”). As a result of the Contribution, TLP Equity and TLP Acquisition shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3 and Parent has become a Reporting Person and a joint filer.

References herein to the “General Partner” refer to TransMontaigne GP L.L.C. prior to the GP Merger and TransMontaigne Partners LLC following the GP Merger.

Item 3.	Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following paragraph:

The total consideration paid for the Common Units in connection with the Merger (as defined herein) was approximately $535 million. Approximately $19.7 million of the consideration was funded through capital contributions from the Reporting Persons to Parent, pursuant to the Equity Commitment Letter, and the remaining consideration was funded through the Term Loan Facility.

Item 4.	Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

On February 26, 2019 (the “Effective Time”), pursuant to the Merger Agreement, Merger Sub was merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Parent and the General Partner. At the Effective Time, each Common Unit outstanding immediately prior to the Effective Time (other than the Sponsor Units) was converted into the right to receive $41.00 in cash. The Partnership’s phantom units under the TLP Management Services LLC Savings and Retention Plan, effective February 26, 2016 (as amended from time to time and including any successor or replacement plan or plans, the “Savings and Retention Plan”), established pursuant to the TLP Management Services LLC 2016 Long-Term Incentive Plan, effective February 26, 2016 (as amended from time to time and including any successor or replacement plan or plans, the “LTIP,” and together with the Savings and Retention Plan, the “Equity Plans”), were converted into a right to receive a cash payment in an amount equal to the Merger Consideration with respect to each such phantom unit, which amount (i) was treated as “Covered Compensation” under the Savings and Retention Plan, and will vest and be payable in accordance with the terms of the underlying award agreement or letter (or the Savings and Retention Plan, if there was no separate award agreement or letter), and (ii) will be adjusted in accordance with the Savings and Retention Plan. Prior to the Effective Time, TLP Holdings, the Partnership and the General Partner took all actions necessary, if any, to eliminate any obligation under the Equity Plans to grant or issue any rights with respect to Common Units or other equity interests in the Partnership. The Sponsor Units were not cancelled, were not converted into the Merger Consideration and remain outstanding. As a result, the Reporting Persons became the beneficial owners of all of the Common Units of the Issuer.

Following the consummation of the transactions contemplated by the Merger Agreement, the Partnership’s Common Units ceased to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of following the consummation of the transactions contemplated by the Merger Agreement.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Daniel R. Revers	3,166,704	100.0%	0	3,166,704	0	3,166,704
TLP Finance Holdings, LLC	3,166,704	100.0%	0	3,166,704	0	3,166,704
TLP Equity Holdings, LLC	0	0.0%	0	0	0	0
TLP Acquisition Holdings, LLC (formerly known as Gulf TLP Holdings, LLC)	0	0.0%	0	0	0	0

Daniel R. Revers is the record holder of 3,166,704 Common Units.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or, to the Reporting Persons’ knowledge, Related Persons has effected any transactions in the Common Units.

(d)	None.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2019

/s/ Daniel R. Revers
Daniel R. Revers

TLP EQUITY HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President

TLP ACQUISITION HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President

TLP FINANCE HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President